SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)


                                   EVANS, INC.
     ---------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.20 par value
     ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 299155 10 1

                                 (CUSIP Number)


 Jeffrey L. Steele, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006
 (202) 261-3314
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  April 9, 1998

                    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 13 Pages

                                  SCHEDULE 13D

   ----------------------------                          -----------------------
   CUSIP No. 299155 10 1                                 Page 14 of 13 Pages
             -----------                                     -      --
   ----------------------------                          -----------------------


--------------------------------------------------------------------------------

  1    NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter Cundill & Associates (Bermuda) Ltd.
       N/A
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                             (b) [X]
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------
       SEC USE ONLY
  3

       -------------------------------------------------------------------------
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS

       OO
       -------------------------------------------------------------------------
--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       -------------------------------------------------------------------------
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                  7
                       SOLE VOTING POWER

   NUMBER OF           158,400
    SHARES
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH

                ----------------------------------------------------------------
                  8
                       SHARED VOTING POWER

                       408,854

                ----------------------------------------------------------------
                  9
                       SOLE DISPOSITIVE POWER

                       408,854

                ----------------------------------------------------------------
                  10
                       SHARED DISPOSITIVE POWER

                       369,957
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        778,811
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         []
--------------------------------------------------------------------------------
         -----------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.60%
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         CO, IA (Canadian)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter Cundill Holdings (Bermuda) Ltd.
       N/A
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
  3
       SEC USE ONLY

--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------
                  8
                       SHARED VOTING POWER
                       567,254
                ----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER
                       0
                ----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       778,811
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         778,811
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.60%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------






--------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       F. Peter Cundill
       N/A
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------
  3
       SEC USE ONLY


--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       Canada
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   NUMBER OF      7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY          136,900
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------

                  8    SHARED VOTING POWER

                       567,254
                ----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
                ----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       778,811
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         778,811
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.60%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1
       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cundill Value Fund
       N/A
--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
  3
       SEC USE ONLY


--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       Canada
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   NUMBER OF      7
    SHARES             SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            0
     EACH
   REPORTING
    PERSON
     WITH
                ----------------------------------------------------------------

                  8    SHARED VOTING POWER

                       408,854
                ----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       0
                ----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       408,854
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         408,854
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

--------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.19%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

     This Amendment No. 18 to the Statement on Schedule 13D heretofore filed on May 19, 1989, as amended by Amendment No. 1 filed on December 19, 1989, Amendment No. 2 filed on February 14, 1990, Amendment No. 3 filed on March 28, 1990, Amendment No. 4 filed on December 18, 1990, Amendment No. 5 filed on February 14, 1991, Amendment No. 6 filed on March 11, 1991, Amendment No. 7 filed on July 10, 1991, Amendment No. 8 filed on January 12, 1994, Amendment No. 9 filed on February 1, 1994, Amendment No. 10 filed April 8, 1994, Amendment No. 11 filed on September 14, 1994, Amendment No. 12 filed on January 9, 1995, Amendment No. 13 filed on February 24, 1995, Amendment No. 14 filed on June 9, 1995, Amendment No. 15 filed on September 8, 1995, Amendment No. 16 filed on September 9, 1997 and Amendment No. 17 filed on October 7, 1997, is filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), Cundill Value Fund, an incorporated mutual fund trust governed by the laws of British Columbia ("Value Fund") and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings, Value Fund and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 3.     Source and Amount of Funds or Other Consideration.

      The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

            1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 74,657 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $149,314.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

            2) Acting on behalf of Cundill Value Fund, an unincorporated  mutual fund trust governed by the laws of British Columbia ("Value Fund"), PCB purchased a total of 408,854 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,828,861.76. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

            (3) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 158,400 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $284,583.03. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

            (4) Acting on behalf of Peter Cundill Limited Partnership, a limited partnership formed under the laws of British Columbia ("Cundill Limited"), PCB purchased a total of 131,400 Shares in open market transactions, for an aggregate consideration (exclusive of brokers' commissions) of $289,613.86. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

            (5) Acting on behalf of Cundill Capital L.P., a limited partnership formed under the laws of British Columbia ("Cundill Capital"), PCB purchased a total of 5,500 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $7,390.63. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

            Individually none of PCA, International, Cundill Limited or Cundill Capital beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, Value Fund, International, Cundill Limited and Cundill Capital, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems
      (1), (2), (3), (4) and (5) above.

            All dollar amounts are in United States dollars.

THE FIRST PARAGRAPH OF ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 5.     Interest in Securities of the Issuer.

            The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be                 Nature of                     Percentage
Beneficially Owned By:              Ownership                      of Class

(A)  PCB:

      74,657                  Shared Dispositive Power
                              Only  (1)                             1.50%

      408,854                 Shared Voting and Sole
                              Dispositive Power  (2)                8.19%

      158,400                 Sole Voting and Shared
                              Dispositive Power  (3)                3.17%

      131,400                 Shared Dispositive
                              Power Only  (4)                       2.63%

      5,500                   Shared Dispositive
      -----
                              Power Only  (5)                       0.11%
                                                                    -----

      778,811                                                      15.60%
      =======                                                      ======


(B) Holdings:

      74,657                  Shared Dispositive Power
                              Only  (6)                             1.50%


      408,854                 Shared Voting and Sole
                              Dispositive Power  (7)                8.19%

      158,400                 Shared Voting and Shared
                              Dispositive Power  (8)                3.17%

      131,400                 Shared Dispositive
                              Power Only  (9)                       2.63%

      5,500                   Shared Dispositive
      -----
                              Power Only  (10)                      0.11%
                                                                    -----

      778,811                                                      15.60%
      =======                                                      ======


(C) Cundill:

      74,657                  Shared Dispositive Power
                              Only  (11)                            1.50%

      408,854                 Shared Voting and Shared
                              Dispositive Power  (12)               8.19%


      158,400                 Shared Voting and Shared
                              Dispositive Power  (13)               3.17%

      131,400                 Sole Voting and Shared
                              Dispositive Power  (14)               2.63%

      5,500                   Sole Voting and Shared
      -----
                              Dispositive Power  (15)               0.11%
                                                                    -----

      778,811                                                      15.60%
      =======                                                      ======



(1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(2) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

(3) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

(4) Such Shares are owned by Cundill Limited. The general partner of Cundill Limited has sole voting power over such Shares. PCB is the investment adviser of Cundill Limited and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Limited.

(5) Such Shares are owned by Cundill Capital. The general partner of Cundill Capital has sole voting power over such Shares. PCB is the investment advisor of Cundill Capital and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Capital.

(6) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

(7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(9) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(10) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(11) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

 (12) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(13) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(14) Cundill, because he is a controlling person of the general partner of Cundill Limited, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(15) Cundill, because he is a controlling person of the general partner of Cundill Capital, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

      TRANSACTIONS

      No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.

Reporting   Sale/                               No. of           Price
Person      Purchase           Date             Shares           Share


PCB on        Sale           3/18/98              17,800         $1.00
behalf of     "              4/9/98               98,143         $1.00
PCA


Item 7.     Materials Filed as Exhibits.

            In accordance with Rule 101(a)(2)(ii) of Regulation ST, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

                              Exhibit 1 - Agreement  dated April 1, 1987 between
                        PCB and PCA (previously filed with Amendment No. 7 to this Schedule 13D filed on July9, 1991).

                              Exhibit 2 - Master  Investment  Counsel  Agreement
                        dated June 1, 1995 between PCB and the Trustee of Value Fund (Incorporated by reference to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                              Exhibit 3 - Power of Attorney for Peter  Cundill &
                        Associates (Bermuda) Ltd (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                        Enterprises, Inc.)

                              Exhibit 4 - Power of  Attorney  for Peter  Cundill
                        Holdings (Bermuda) Ltd (Incorporated by reference to Exhibit B to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                        Enterprises, Inc.)

                              Exhibit 5 - Power of Attorney for F. Peter Cundill
                        (Incorporated by reference to Exhibit C to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                              Exhibit 6 - Power of Attorney  for  Cundill  Value
                        Fund (Incorporated by reference to Exhibit 1 to Item 7 of Amendment No. 6 to Schedule 13D filed by the Reporting Persons on June 7, 1996 with respect to the common stock of Elsinore Corporation).

                                  SIGNATURES

      The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.


                                          PETER CUNDILL & ASSOCIATES
                                          (BERMUDA) LTD.


Date: April 17, 1998                      By: /s/Patrick W.D.Turley
                                              ---------------------
                                              Patrick W.D. Turley
                                              Attorney-in-Fact*


                                          PETER CUNDILL HOLDINGS
                                          (BERMUDA) LTD.


Date:  April 17, 1998                     By: /s/Patrick W.D. Turley
                                              ----------------------
                                              Patrick W.D. Turley
                                              Attorney-in-Fact*


                                          F. PETER CUNDILL


Date:  April 17, 1998                     By: /s/Patrick W.D. Turley
                                              -----------------------
                                              Patrick W.D. Turley
                                              Attorney-in-Fact*


                                          CUNDILL VALUE FUND


Date:  April 17, 1998                      By: /s/Patrick W.D. Turley
                                               -----------------------
                                               Patrick W.D. Turley
                                               Attorney-in-Fact*

*Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.